Sit Investment Associates
Mutual Funds Newsletter
Summer 2019

The Case for Dividend Strategies

Dividend-paying stocks have mainly underperformed non-dividend-payers in recent years even though the low inflation with modest economic growth environment has historically favored this investment style. However, a combination of fundamental and macroeconomic factors may finally be tilting favorably toward dividend-paying growth stocks.

First, due to their lagging performance, many high-quality dividend-paying stocks now trade at compelling valuations, and investors may seek more exposure to them given their attractive value relative to non-dividend payers. Second, although the U.S. economy does not appear to be on the cusp of recession, it may be subject to greater volatility as the expansion ages and becomes more vulnerable to shocks from trade disputes, geopolitical issues or other events. The recent inversion of the yield curve (10-year Treasury was lower than the 2-year yield) is more likely due to the distortion caused by extremely low or negative rates outside the U.S. rather than an impending recession, although it certainly exacerbates market volatility. This adds to the appeal of dividend-paying stocks as they tend to perform relatively well when financial markets are more volatile.



Yield Curve Leads Volatility

CBOE Volatility Index vs U.S. Treasury Spread

— CBOE Volatility Index, VIX (L)
- - - Treasury Spread, 10Y-2Y, Inverted, 3-Year Lead (R)

Source: FactSet, 6/30/19

Another potential reason for support may derive from a potential slowdown in stock buyback programs, which have been significant in recent years. Corporations have been issuing low-interest debt or using existing cash to fund stock repurchases, but with corporate debt levels reaching cyclical highs and free cash flow growth moderating, corporate buyback programs may be nearing a peak. Since stock valuations are at reasonable levels within a backdrop of sluggish corporate earnings growth, incremental returns through dividends could take on greater importance as future stock market gains will moderate.

Not all dividend-paying stocks have performed poorly recently, as the most defensive areas of the market (e.g., staples and utilities) have surged, which is typically the case when interest rates fall on rising economic growth worries. Elevated valuations for such "bond proxies" tend to be unsustainable, as an inevitable policy response to growth concerns reverses sentiment and drives down valuations. The lagged effect from falling interest rates, continued Chinese stimulus, and any "pause" in the trade war would tend to favor more growth and cyclical companies within the dividend-paying universe.

Sit Investment Associates, Inc., Adviser to the Sit Mutual Funds, believes there are many compelling investment opportunities in dividend growth stocks across a wide range of industries: financial stocks continue to raise dividends and buy back shares at valuations below market averages; industrial and technology shares should benefit if there is a de-escalation in trade tensions; and energy companies are showing increasing restraint on production relative to capital returns. These four sectors currently have relatively high total yields (dividends plus share repurchases) as well as growth potential.

Total Capital Return Yields by Sector



	Net Buybacks	Dividends	Total Yield
Financials			7.1%
Info Tech			6.6%
Industrials			5.2%
Energy			5.0%
S&P 500			4.9%
Staples			4.4%
Healthcare			4.2%
Con. Disc.			3.9%
Materials			3.6%
Real Estate			2.6%
Telecom			2.5%
Utilities			1.3%

Source: FactSet, 6/30/19

The appeal of dividend strategies is

not confined to large cap U.S. stocks as many smaller companies also offer attractive growth prospects with dividend yields significantly above that of the Russell 2000 Index, a proxy for U.S. small cap stocks. A lower-risk strategy may be more prudent within the small cap universe that is showing increasing signs of speculation – nearly 20 percent of the Index's capitalization is now comprised of companies with negative earnings and another 28 percent is valued at P/E ratios greater than 30 times. Outside the U.S., dividend yields are generally higher and particularly attractive relative to the $12 trillion in bonds trading at negative interest yields. Higher yields, reasonable valuations, and the opportunity to gain exposure to faster growing emerging markets are key reasons for the appeal of international dividend growth stocks.

The Sit Funds offer three variations of dividend-growth strategies: Dividend Growth (mid to large U.S. companies), Global Dividend Growth (mid to large U.S. and international companies) and Small Cap Dividend Growth (small U.S. companies). Each Fund offers a diversified portfolio of quality, growth-oriented dividend-paying companies that can provide investors opportunities to participate in market gains, but also some downside protection during volatile times or if market fundamentals deteriorate.

Please contact a Sit investor services representative at 800-332-5580 or visit our website at www.sitfunds.com for more information.

Sit Mutual Funds 2019 Annual Shareholder Luncheon is October 21.
See page 4 for details.

Investment Outlook and Strategy Summary
by Roger J. Sit - Chairman and Chief Investment Officer



Higher-than-expected 1Q19 real GDP growth of +3.1% likely emboldened President Trump to take a hard line with China. However, the breakdown in U.S.-China trade negotiations in early May and resumption of earlier-postponed tariff hikes have contributed to a notable downtick in industrial activity and business confidence. Reassuringly, consumer spending has stayed resilient, with a dip in mortgage rates giving a near-term boost to home sales. Still, measures of current economic activity signify a downshift in GDP growth in 2Q2019.

Dominated by binary events and chronic policy uncertainties, the near-term outlook is skewed to the downside, with our 2019 real GDP forecast of +2.5% at risk if confidence continues to falter. However, there is a clear, though narrowing, path to a soft landing and growth reacceleration based on trade conflict resolution and Fed easing. The economy currently remains in solid shape and has more room to run.

Persistent U.S.-China trade policy uncertainty continues to weigh on business investment and raises the odds of a global downturn.

The Federal Reserve has shown time and again that it will bend to the will of financial markets. Investors are now conditioned to expect the Fed to intervene at times of market stress. As a result, expectations for interest rate cuts have continued to rise after the 4Q18 stock market correction and in conjunction with the recent collapse in U.S. Treasury yields, with fed funds futures now implying rates will be over 100 basis points lower within the next year. While legitimate risks to the macro outlook have accumulated, the Fed aspires to short-circuit a negative feedback loop triggered by sinking confidence. The Fed to appeased investors near term as it cut rates by 25 basis points in July, but may temper its policy response beyond July due to solid U.S. macro conditions.

As extra-area (trade with countries outside the EU) exports are about 45 percent of GDP, the Euro Area is disproportionately suffering the fallout from trade policy uncertainty and associated dip in global trade, with manufacturing contracting since February. In contrast, relative strength in the services and construction sectors remains underpinned by a virtuous cycle of improving labor conditions and resilient domestic demand. While growth is further supported by a combination of favorable fiscal and monetary policies, elevated-trade, Italy- and Brexit-related uncertainty infer downside risks to our below-trendline 2019 real GDP forecast of 1.2%.

After several failed attempts by parliament to ratify PM Theresa May's Brexit agreement, the EU gave the UK until April 12, later extended to October 31, to back the plan or risk a hard Brexit. Following PM May's resignation, the party voted Boris Johnson, a hard Brexiter, as the new prime minister. The absence of a Tory consensus could lead to a pre-emptive confidence vote and, possibly, an early general election or second EU referendum. For now, the deceleration in economic growth led by unrelenting Brexit uncertainty has diminished somewhat due to inventory stockpiling, with the composite Purchasing Manager's Index stabilizing at levels of modest real GDP growth of +1.0% to +1.5% in 2019.

Limited monetary easing options add to the growing list of headwinds for Japan. Slowing activity abroad and an upcoming consumption tax hike already pose challenges. We continue to expect Japan's GDP to grow a meager +0.5% in calendar 2019.

Although China's economic recovery seemed to show promise in 1Q19, recent macro data imply renewed economic weakness. Policymakers backed off stimulus efforts in late April following stronger-than-expected March macro data and as the re-escalation of U.S.-China trade tensions also start to show up in the economy, China's real GDP growth will likely moderate to +6.2% in 2Q19.

With around 80% of Mexican exports and 40% of GDP tied to the U.S., Mexico subsequently averted a major blow to its economy by acceding to President Trump's key migration-related demand to stem the tide of refugees traveling to the U.S. border. However, trade policy uncertainty could linger into early 2020 or beyond, as a divided U.S. Congress is a key hurdle to the ratification of USMCA (aka, NAFTA 2.0). We project below-trend Mexico GDP growth of +1.5% in 2019.

Brazil's economic recovery has failed to gain steam post its deepest recession on record, with the year-over-year pace of real GDP growth decelerating to +0.5% in the first quarter of 2019 from a quarterly average of +1.1% in 2018. We now project total 2019 GDP growth of +1.2%.

Taxable Bonds

Interest rates continued to decline in 2Q19 as the Fed signaled further monetary policy accommodation. The decline in yields was led by the 2-year Treasury down 53 basis points to +1.73%, with subsequent maturities declining by lessening degrees with the 30-year down 30 basis points to +2.53%. Shifting dramatically from its early December projection of interest rate hikes, the Fed lowered the fed funds rate by 25 basis points in July to 2.0%. As future cuts seem tied to the outcome of trade negotiations, cuts would be off the table in the unlikely scenario of a grand resolution with China. The call for interest rate cuts is to guard against global growth risks, trade tensions, and protracted weakness in inflation metrics, more so than domestic economic concerns.

We have extended portfolio durations as the expected cuts from the Fed will keep rates low and spreads tightening in the intermediate term. We do not see any recession risk from trade issues and are optimistic that some production shifts to domestic manufacturing will boost economic data in coming months. With healthy domestic economic activity, we have added to weightings in lower-quality, investment-grade bonds where appropriate. Driven by the decline in interest rates and added volatility, current coupon production mortgages have struggled to keep pace with the spread tightening seen in corporate bonds. Our high-coupon agency mortgages have performed well as they exhibit less prepayment sensitivity to changes in interest rates. We continue to avoid the inverted 3- to 5-year part of the yield curve, as we believe the curve will return to an upward-sloping shape as economic strength continues at a moderate pace.

Municipal Bonds

Tax-exempt municipal bond yields declined across the board during 2Q2019. Yields on 10-year and 30-year bonds fell by 23 basis points and 29 basis points, respectively, to +1.63% and +2.31%. Similar movement was seen on the short end, as the 2-year MMD AAA GO yield fell by 24 basis points to +1.25% and the 5-year MMD AA GO yield by 26 basis points to +1.31%.

The Bloomberg Barclays Municipal Bond Index posted a strong +2.14% total return for 2Q19, bringing the year-to-date return to a robust +5.09%. Long municipal bonds (22+ year maturities) recorded a +2.89% return for the quarter; 10-year bonds +2.15%; and 3-year bonds +1.11%. Lower-rated investment grade bonds outperformed high grade bonds. Municipal credit sectors that are more credit sensitive also appeared to reflect this trend.

The technical outlook remains strong for municipal bonds. Spurred by tax law changes that raised many income tax rates, inflows into municipal bond funds have surged to new records for the start of a year. The aggregate $21.3 billion inflows in 2Q19 almost matched the $22.5 billion inflows in 1Q19. New issue supply in 2Q19 was -11% below 2Q18. Year-to-date issuance is flat versus the first half of 2018. Both years remain well below prior years' volume, particulary due to the elimination of tax-exempt advance refunding issuance. The third quarter will include the months of heaviest redemptions; this may intensify a net supply deficit.

Market expectations of Fed interest rate cuts have been largely factored into the market, suggesting that second half performance is unlikely to exceed that of the first half. Technical factors remain supportive for municipals, particularly as we enter the third quarter. Moreover, the municipal market does not typically keep pace with Treasury market rallies, often needing time to catch up. Thus, municipal yield ratios to Treasury yields may be pulled back down over the next few months if volatility declines.

We continue to favor high quality medium- to long-term-housing bond issues and other municipals possessing short call provisions and intermediate duration. Our strategy remains focused on providing meaningful income.

Global Equities

The S&P 500®Index generated a total return of +18.5% for the first six months of 2019, the strongest first half performance since 1997. The year-to-date rally comes on the heels of a sharp correction in the final quarter of 2018. The Index has been stuck in a trading range for the last 18 months, not unlike earlier periods of decelerating economic growth during the current expansion. Equity investors continue to assess if the U.S. economy has the underlying momentum and wherewithal, given an adequate policy response, to execute another soft landing and growth reacceleration this cycle. While equities have advanced higher year to date amid accumulating headwinds, in seeming contrast to a cautious bond market, sector and style leadership trends imply a fair amount of angst as evidence continues to mount that trade tensions will have a lasting negative impact on global growth prospects. Equity investor enthusiasm is based, in large part, on the hope that Fed easing will not only extend the U.S. expansion, but also compel global central banks to respond in kind, further driving down interest rates. The combination of meager or, in many cases, negative bond yields and rising liquidity will push investors to risk assets to achieve adequate returns, possibly resulting in a "melt up" in equities.

Corporate earnings reports may test equity markets. Consensus bottom-up earnings for the S&P 500 Index suggests year-over-year growth of -0.7% in 2Q19, down from the corporate-tax-cut-boosted +25.8% in 2018. Of the 114 S&P 500 companies that offered earnings per share (EPS) guidance for 2Q19, 88 guided earnings down. The tone of a broad number of firms we follow has become increasingly cautious after the breakdown in U.S.-China trade negotiations in May, which dovetails with measures of current activity that imply weaker 2Q19 GDP growth. However, if the Fed proceeds with expected rate cuts and China ramps up stimulus, investors may look through any earnings disappointments in anticipation of a growth reacceleration. In fact, we are in an environment once again where any bad news that compels the Fed to ease is interpreted positively and vice versa – with another setback in trade negotiations a probable exception.

We are generally constructive on U.S. equities given solid underlying growth prospects and supportive policy. However, elevated relative valuation, lingering macro uncertainty, Fed policy ambiguity, and rising geopolitical risks highlight the importance of diversified portfolios focused on quality growth stocks that provide both upside opportunity and downside protection. We continue to balance portfolio investments in pro-cyclical growth stocks that provide compelling risk-reward profiles with more stable, visible, earnings-growth companies. Dividend-paying growth stocks provide particularly compelling opportunities.

Within international equity mandates, we are overweight Europe, while in global-oriented portfolios we are underweight the region as the U.S. economy is on relatively stronger footing. We believe weakening economic data, trade policy uncertainty, Brexit concerns, increased political tensions, and fiscal issues will create continued uncertainty, leading us to favor a barbell approach. Much like our domestic strategy, one side of the barbell is comprised of pro-growth and cyclical companies that have the potential to benefit from macro improvement driven by increasing global stimulus, while the other side consists of traditional growth stocks that possess visible earnings. The Euro Area generally offers more attractive investment prospects, as Brexit is likely to have a much larger impact on the UK economy.

Despite elevated U.S.-China trade tensions, we are sticking with our overweight position in China as we expect its economy to muddle through with proactive government stimulus. We also remain positive on Indian and South Korean equities.

We continue to underweight Japanese equities, but see opportunities within the lagging market. Our caution is centered on Japan's muted long-term growth outlook.

In Latin America, we remain underweight Brazil due to subpar economic growth, which will continue if the passage of pension reform is delayed. We also remain underweight Mexico given softer global growth prospects and a weak domestic economy.

President Trump Signs Bill to Revamp IRS

On July 1st, President Trump signed into law the Taxpayer First Act of 2019 ("TFA"), a comprehensive blueprint for improving and modernizing the IRS. U.S. Representative Richard Neal (D. – Mass.) said the bill was "the culmination of a lengthy, bipartisan process undertaken by the Ways and Means Committee to implement pro-taxpayer reforms at the IRS" and will provide "new protections for low-income taxpayers, practical enforcement reforms, and upgraded assistance for taxpayers and small businesses."

The bill – a relatively short 37 pages – requires the IRS commissioner to submit a plan to Congress to restructure the agency, with a focus on boosting taxpayer service and cybersecurity, no later than September 30th of next year. The following summarizes some of the notable changes we can expect to see.

Customer Service

During last year's tax filing season, the IRS received over 40 million phone calls; callers that were placed on hold waited an average of nine minutes. According to a report from the IRS's Taxpayer Advocate Service, almost 40% of the taxpayers who called the IRS reported that one phone call did not fully resolve their question or problem.

Consequently, the TFA requires that the IRS develop a comprehensive customer service strategy and make its plan and training materials public within two years. Among other things, the TFA requires the IRS to provide taxpayer assistance that is secure, designed to meet reasonable expectations, and adopts the best practices of customer service that are provided in the private sector, including online services, telephone call-back services, and training of employees. Metrics and benchmarks are to be established to measure progress.

Identity Protection

Cutting down on identity theft and return fraud has been a major priority for the IRS in recent years. The Government Accountability Office found that data breaches like the 2017 Equifax hack have not only made Social Security numbers prevalent on the black market, but no longer provide a safe way to identify a taxpayer when an individual requests information from the IRS.

Therefore, the new law directs the IRS to establish a program to issue an "identity protection personal identification number" (IP PIN) to an individual upon request. The IP PIN will be used in conjunction with the taxpayer's Social Security number (or other identifying information) to assist the IRS in verifying an individual's identity. The IRS must provide the IP PIN to taxpayers in an increasing number of states each year, with the program to be made available nationwide within five years.

Senate Finance Committee Chairman Charles Grassley (R – Iowa) said, "The bill is a big first step toward strengthening taxpayer protections and turning the IRS into the customer service organization it ought to be." In other words, improving the "S" in IRS.

Other Provisions of the TFA

The bill also requires the IRS to:
- appoint a Chief Information Officer (CIO) to ensure that all IRS technology is secure and integrated;
- designate a single point of contact (or dedicated IRS team) for a taxpayer who has been adversely impacted by identity theft to handle a case until its resolution;
- establish an independent office of appeals to ensure that taxpayers have access to the administrative review process during tax disputes;
- ban the re-hiring of an individual who was previously fired from the IRS;
- submit a report to Congress providing a comprehensive training strategy for IRS employees;
- increase penalties for failing to file a tax return; and
- establish a program that refers certain inactive tax receivable accounts to private collection agencies.

Sit Mutual Funds 2019 Annual Shareholder Luncheon

The Sit Mutual Funds 2019 annual shareholders luncheon will be held at the Edina Country Club in Edina, Minnesota on Monday, October 21st at 11:30 AM.

Invitations to this year's luncheon will be mailed in September to shareholders residing in Minnesota, Wisconsin, North Dakota, South Dakota and Iowa. All Sit Mutual Funds direct shareholders (shareholders whose accounts are maintained directly through Sit Mutual Funds) are welcome and encouraged to attend. Reservations will be accepted after September 20, 2019.

Tax Preparation Security

The Federal Trade Commision requires each tax preparer company to designate employee(s) to coordinate security efforts, identify and asses the risks to accessing customer information, and evaluate the effectiveness of current safeguards for controlling the risks. Firms are required to prepare and implement a security program, monitor and test it, and adjust business and security processes in light of relevant and changing circumstances.

Taxpayer Roadmap at the IRS

The IRS is an enormously complex organization. The Taxpayer Advocate Service recently prepared a detailed map that illustrates, at a very high level, the stages of a taxpayer's journey through the tax system and shows why the road to tax compliance isn't always easy to navigate. The roadmap consists of seven sections: tax return preparation, processing, notices, examinations, appeals, collection and litigation.

The roadmap was created to help taxpayers and policymakers gain a better understanding of the flow of tax administration and the many departments involved. Sometime next year, taxpayers will be able to input the document number of an IRS letter and receive a user-friendly explanation of what their letter means. To view the roadmap, go to www.taxpayeradvocate.irs.gov/roadmap or call 1-800-TAX-FORM (829-3676) and ask that Publication 5341 be mailed to you.

Sit Dividend Growth Fund

As of June 30, 2019

FUND PERFORMANCE (%)

| | 3 Month | Annualized Returns | | | | | 30-Day SEC Yield[1] |
		1 Year	3 Year	5 Year	10 Year	Since Inception	
Class I Shares	**3.43**	**8.37**	**11.34**	**8.83**	**13.05**	**9.46**	**1.81**
S&P 500® Index	4.30	10.42	14.19	10.71	14.70	8.69	
Class S Shares	**3.31**	**8.12**	**11.06**	**8.55**	**12.76**	**8.78**	**1.57**
S&P 500 Index	4.30	10.42	14.19	10.71	14.70	8.65	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Microsoft Corp.	4.4	Broadcom, Inc.	2.0
Johnson & Johnson	2.9	Chevron Corp.	2.0
Verizon Communications, Inc.	2.9	PepsiCo, Inc.	1.9
Apple, Inc.	2.8	CenterPoint Energy, Inc.	1.8
Home Depot, Inc.	2.2	Becton Dickinson and Co.	1.8
		Total	24.8

PORTFOLIO SECTOR ALLOCATION (%)

Health Technology	15.6
Finance	15.2
Electronic Technology	10.3
Producer Manufacturing	8.9
Consumer Non-Durables	8.0
Technology Services	7.1
Energy Minerals	5.8
Retail Trade	4.9
Sectors Less Than 4.5%	22.9
Cash and Other Net Assets	1.3

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$214.2
S Share Assets (Millions):	$39.7
Number of Holdings:	80
Wtd. Avg. Market Cap (Billions):	$182.9
Median Market Cap (Billions):	$67.4
Turnover Rate:	51.5 %

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the S&P 500® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE

	Style		
	Value	Blend	Growth
Large		■	
Mid			
Small			

Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Roger J. Sit, 29 years
  Kent L. Johnson, CFA, 30 years

FUND DETAILS

	Class I	Class S
Ticker:	SDVGX	SDVSX
CUSIP:	82980D-70-7	82980D-80-6
Inception Date:	12/31/03	3/31/06
Expense Ratio:	0.70%	0.95%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Dividend Growth Fund is found on page 19.

Sit Small Cap Dividend Growth Fund

As of June 30, 2019

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the Russell 2000® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying, growth-oriented common stocks that it believes exhibit the potential for growth and growing dividend payments. The Adviser invests in companies with maximum capitalizations, at the time of purchase, of $3 billion or the market capitalization of the largest company included in the Russell 2000® Index measured at the end of the previous 12 months. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 29 years
Kent L. Johnson, CFA, 30 years
Robert W. Sit, CFA, 27 years
Michael T. Manns, 32 years

FUND DETAILS

	Class I	Class S
Ticker:	SSCDX	SDFSX
CUSIP:	82980D-86-3	82980D-85-5
Inception Date:	3/31/15	3/31/15
Expense Ratio:	1.00%	1.25%

FUND PERFORMANCE (%)

		Annualized Returns			
	3 Month	1 Year	3 Year	Since Inception	30-Day SEC Yield(1)
Class I Shares	**4.73**	**-0.54**	**7.56**	**5.60**	**1.59**
Class S Shares	**4.68**	**-0.80**	**7.26**	**5.33**	**1.35**
Russell 2000® Index	2.10	-3.31	12.30	6.87	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Strategic Education, Inc.	2.5	Encompass Health Corp.	1.8
Booz Allen Hamilton Holding Corp.	2.4	Scotts Miracle-Gro Co.	1.8
MKS Instruments, Inc.	2.2	Cabot Microelectronics Corp.	1.8
Monolithic Power Systems, Inc.	2.1	Wintrust Financial Corp.	1.8
Axis Capital Holdings, Ltd.	1.9	Service Corp. International	1.8
		Total	20.0

PORTFOLIO SECTOR ALLOCATION (%)

Finance	27.6
Producer Manufacturing	10.5
Consumer Services	8.6
Electronic Technology	6.8
Process Industries	6.4
Commercial Services	6.3
Utilities	4.0
Health Technology	3.7
Sectors Less Than 3.5%	21.0
Cash and Other Net Assets	5.1

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$12.6
S Share Assets (Millions):	$4.0
Number of Holdings:	79
Wtd. Avg. Market Cap (Billions):	$4.7
Median Market Cap (Billions):	$3.9
Turnover Rate:	24.2 %

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Fund invests in small-cap stocks, which involve additional risks such as limited liquidity & greater volatility. **Russell 2000® Index** is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Small Cap Dividend Growth Fund is found on page 19.

Sit Global Dividend Growth Fund

As of June 30, 2019

FUND PERFORMANCE (%)

		Annualized Returns					
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield[1]
Class I Shares	4.82	9.18	9.17	5.52	9.43	8.53	1.70
Class S Shares	4.83	8.98	8.90	5.27	9.16	8.27	1.46
MSCI World Index	4.00	6.33	11.77	6.60	10.72	8.06	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	17.1
Producer Manufacturing	11.4
Consumer Non-Durables	11.0
Health Technology	9.7
Technology Services	8.6
Electronic Technology	6.8
Consumer Services	5.9
Process Industries	5.3
Sectors Less Than 4.0%	20.3
Cash and Other Net Assets	3.9

PORTFOLIO COUNTRY ALLOCATION (%)

United States	68.2
United Kingdom	7.7
Germany	5.9
Switzerland	3.4
Ireland	2.8
Spain	2.6
Netherlands	2.2
Canada	1.9
2 Countries Less Than 1.9%	1.4
Cash and Other Assets	3.9

TOP TEN HOLDINGS

Company Name	% of Net Assets
Microsoft Corp.	5.7
JPMorgan Chase & Co.	3.2
Verizon Communications, Inc.	2.9
Johnson & Johnson	2.8
Starbucks Corp.	2.7
Nestle SA	2.7
Allianz SE, ADR	2.5
Apple, Inc.	2.3
Union Pacific Corp.	2.3
PepsiCo, Inc.	2.2
Total	17.3

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$30.8
S Share Assets (Millions):	$3.2
Number of Holdings:	69
Wtd. Avg. Market Cap (Billions):	$197.6
Median Market Cap (Billions):	$64.6
Turnover Rate:	15.1 %

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the MSCI World Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks issued by U.S. and foreign companies. The Fund will invest significantly (at least 40% of its net assets) in companies outside the U.S. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Roger J. Sit, 29 years
  Kent L. Johnson, CFA, 30 years
  Raymond E. Sit, 26 years
  Tasha M. Murdoff, 23 years

FUND DETAILS

	Class I	Class S
Ticker:	GDGIX	GDGSX
CUSIP:	82980D-88-9	82980D-87-1
Inception Date:	9/30/08	9/30/08
Expense Ratio:	1.00%	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of 23 Developed Markets countries. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. **Beta** is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Global Dividend Growth Fund is found on page 19.

Sit Balanced Fund

As of June 30, 2019

INVESTMENT OBJECTIVE

Long-term capital growth consistent with preservation of principal and seeks to provide shareholders with regular income.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing in a diversified portfolio of stocks and bonds. In seeking to achieve the Fund's long-term capital growth objective, the Fund invests in common stocks of growth companies. To provide shareholders with regular income, the Fund invests in fixed-income securities and/or common stocks selected primarily for their dividend payment potential.

EQUITY INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

FIXED-INCOME INVESTMENT STYLE



Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 29 years
Bryce A. Doty, CFA, 29 years
Ronald D. Sit, CFA, 35 years

FUND DETAILS

Ticker:	SIBAX
CUSIP:	82980D-20-2
Inception Date:	12/31/93
Expense Ratio:	1.00%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Balanced	**3.52**	**7.98**	**10.11**	**7.68**	**9.89**	**7.10**
S&P 500® Index	4.30	10.42	14.19	10.71	14.70	9.61
Bloomberg Barclays Aggregate Bond Index	3.08	7.87	2.31	2.95	3.90	5.23

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP HOLDINGS

Stocks

Company Name	% of Net Assets
Microsoft Corp.	2.9
Visa, Inc.	2.8
Apple, Inc.	2.4
Amazon.com, Inc.	2.3
UnitedHealth Group, Inc.	1.6

Bonds

Company Name	% of Net Assets
U.S. Treasury Strip, 2.42%, 11/15/27	1.4
Johnson & Johnson, 5.95%, 8/15/37	0.6
Air Canada 2015-1 Trust, 3.60%, 3/15/27	0.5
GNMA, 7.00%, 10/20/48	0.5
Central Fidelity Capital, 3.60%, 4/15/27	0.5

PORTFOLIO ALLOCATION (%)

Stocks	59.7
Bonds	35.5
Cash and Other Net Assets	4.8

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$34.5
Number of Holdings:	222

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The **Bloomberg Barclays Aggregate Bond Index** is an unmanaged market value-weighted index which measures the performance of investment-grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Balanced Fund is found on page 19.

Sit ESG Growth Fund

As of June 30, 2019

FUND PERFORMANCE (%)

	3 Month	Annualized Returns		
		1 Year	3 Year	Since Inception
Class I Shares	5.09	8.30	10.65	10.65
Class S Shares	5.03	8.01	10.37	10.37
MSCI World Index	4.00	6.33	11.77	11.77

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Microsoft Corp.	4.3	Verizon Communications, Inc.	3.0
Allianz SE, ADR	3.8	Nestle SA, ADR	2.6
Starbucks Corp.	3.7	Apple, Inc.	2.5
Ingersoll-Rand, PLC	3.3	Home Depot, Inc.	2.5
JPMorgan Chase & Co.	3.1	Ecolab, Inc.	2.4
		Total	31.1

PORTFOLIO SECTOR ALLOCATION (%)

Finance	15.7
Technology Services	12.0
Consumer Non-Durables	10.5
Health Technology	10.4
Consumer Services	9.8
Producer Manufacturing	8.6
Electronic Technology	5.4
Energy Minerals	4.2
Sectors Less Than 4.0%	17.8
Cash and Other Net Assets	5.6

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$3.4
Number of Holdings:	52
Wtd. Avg. Market Cap (Billions):	$196.8
Median Market Cap (Billions):	$96.8
Turnover Rate:	9.3 %

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in companies that the Adviser believes have strong environmental, social and corporate governance (ESG) practices at the time of purchase. Environmental factors may include, for example, environmental footprint, pollution impact and resource management. Social factors may include, for example, human capital concerns, product safety, workplace diversity and employee welfare. Governance factors may include, for example, corporate governance concerns, business ethics, sustainability policy and public policy concerns. The Fund invests in the common stock of U.S and foreign companies. The Fund invests primarily in companies of large to medium capitalizations (companies with market capitalization in excess of $2 billion).

INVESTMENT STYLE

	Style		
	Value	Blend	Growth
Large			■
Mid			
Small			

Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
 Roger J. Sit, 29 years
 David A. Brown, 24 years
 Kent L. Johnson, CFA, 30 years
 Michael T. Manns, 32 years
 Tasha M. Murdoff, 23 years

FUND DETAILS

	Class I	Class S
Ticker:	IESGX	SESGX
CUSIP:	82980D-84-8	82980D-83-0
Inception Date:	6/30/16	6/30/16
Expense Ratio:	1.00%	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of 23 Developed Markets countries. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit ESG Growth Fund is found on page 19.

Sit Large Cap Growth Fund

As of June 30, 2019

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $5 billion or more. The Adviser invests in domestic growth-oriented companies it believes exhibit the potential for superior growth. The Fund focuses on stocks issued by companies with long records of earnings and revenue growth.

INVESTMENT STYLE

Style

	Value	Blend	Growth
Large			■
Mid			
Small			

Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
 Roger J. Sit, 29 years
 Ronald D. Sit, CFA, 35 years

FUND DETAILS

Ticker:	SNIGX
CUSIP:	829797-10-9
Inception Date:	9/2/82
Expense Ratio:	1.00%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Large Cap Growth	**4.16**	**10.54**	**16.14**	**11.42**	**13.18**	**10.21**
Russell 1000® Growth Index	4.64	11.56	18.07	13.39	16.28	11.44

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Microsoft Corp.	7.1	UnitedHealth Group, Inc.	2.7
Apple, Inc.	6.7	Facebook, Inc.	2.6
Alphabet, Inc.	6.1	Adobe, Inc.	2.3
Amazon.com, Inc.	4.9	salesforce.com, Inc.	2.1
Visa, Inc.	4.1	Home Depot, Inc.	2.1
		Total	40.7

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	29.1
Electronic Technology	13.6
Retail Trade	9.0
Consumer Services	8.3
Health Technology	7.5
Producer Manufacturing	7.0
Consumer Non-Durables	6.3
Finance	4.8
Sectors Less Than 4.0%	11.7
Cash and Other Net Assets	2.7

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$116.6
Number of Holdings:	67
Wtd. Avg. Market Cap (Billions):	306.0
Median Market Cap (Billions):	89.6
Turnover Rate:	16.0 %

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 1000® Growth Index** is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The Russell 1000® Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Large Cap Growth Fund is found on page 19.

Sit Mid Cap Growth Fund

As of June 30, 2019

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Mid Cap Growth	**5.72**	**11.76**	**13.24**	**7.44**	**12.63**	**11.47**
Russell Midcap® Growth Index	5.40	13.94	16.49	11.10	16.02	n/a

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 12/31/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Euronet Worldwide, Inc.	2.9	Waste Connections, Inc.	2.2
Ulta Beauty, Inc.	2.9	Thermo Fisher Scientific, Inc.	2.1
Arista Networks, Inc.	2.7	Booking Holdings, Inc.	2.1
TJX Cos., Inc.	2.7	PTC, Inc.	2.1
Ingersoll-Rand, PLC	2.4	Broadcom, Inc.	1.9
		Total	24.1

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	22.7
Electronic Technology	11.5
Health Technology	10.0
Finance	9.2
Producer Manufacturing	7.4
Consumer Services	7.3
Retail Trade	5.6
Process Industries	3.9
Sectors Less Than 3.5%	16.5
Cash and Other Net Assets	5.9

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$169.1
Number of Holdings:	78
Wtd. Avg. Market Cap (Billions):	$23.7
Median Market Cap (Billions):	$12.0
Turnover Rate:	27.7 %

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $2 billion to $15 billion. The Adviser invests in domestic growth-oriented medium to small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 29 years
Kent L. Johnson, CFA, 30 years
Robert W. Sit, CFA, 27 years

FUND DETAILS

Ticker:	NBNGX
CUSIP:	829796-10-1
Inception Date:	9/2/82
Expense Ratio:	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell Midcap® Growth Index** is an unmanaged index that measures the performance of those Russell Mid Cap® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell Mid Cap® Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Mid Cap Growth Fund is found on page 19.

Sit Small Cap Growth Fund

As of June 30, 2019

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies with capitalizations of up to $3 billion, or up to the market capitalization of the largest company included in the Russell 2000 Index measured at the end of the previous 12 months. The Adviser invests in domestic growth-oriented small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 29 years
Kent L. Johnson, CFA, 30 years
Robert W. Sit, CFA, 27 years

FUND DETAILS

Ticker:	SSMGX
CUSIP:	82980D-30-1
Inception Date:	7/1/94
Expense Ratio:	1.50%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns 1 Year	3 Year	5 Year	10 Year	Since Inception
Small Cap Growth	**5.96**	**6.45**	**12.61**	**5.77**	**12.12**	**10.06**
Russell 2000® Growth Index	2.75	-0.49	14.69	8.63	14.41	8.20

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP TEN HOLDINGS

Company Name	% of Net Assets
Euronet Worldwide, Inc.	2.8
Paycom Software, Inc.	2.3
Booz Allen Hamilton Holding Corp.	2.3
Waste Connections, Inc.	2.2
Sarepta Therapeutics, Inc.	2.0
Arista Networks, Inc.	2.0
Take-Two Interactive Software, Inc.	1.9
Exact Sciences Corp.	1.9
Aspen Technology, Inc.	1.8
Globant SA	1.8
Total	21.1

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	18.4
Health Technology	14.3
Consumer Services	9.0
Electronic Technology	8.8
Producer Manufacturing	8.3
Industrial Services	6.2
Consumer Durables	5.8
Commercial Services	5.1
Sectors Less Than 5.0%	17.5
Cash and Other Net Assets	6.6

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$99.6
Number of Holdings:	82
Wtd. Avg. Market Cap (Billions):	$8.2
Median Market Cap (Billions):	$5.2
Turnover Rate:	26.3 %

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 2000® Growth Index** is an unmanaged index that measures the performance of those Russell 2000® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell 2000® Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Small Cap Growth Fund is found on the last page of this publication.

Sit International Growth Fund

As of June 30, 2019

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
International Growth	**5.68**	**3.55**	**6.67**	**1.91**	**6.48**	**3.97**
MSCI EAFE Index	3.68	1.08	9.11	2.25	6.90	5.26

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	17.4
Consumer Non-Durables	12.2
Technology Services	11.8
Health Technology	11.1
Producer Manufacturing	10.4
Electronic Technology	8.4
Consumer Durables	4.3
Process Industries	4.1
Sectors Less Than 4.0%	17.9
Cash and Other Net Assets	2.4

PORTFOLIO COUNTRY ALLOCATION (%)

United Kingdom	17.1
Switzerland	12.8
China/Hong Kong	10.4
Japan	8.4
France	8.3
Germany	6.9
Canada	5.6
United States	5.4
11 Countries Less Than 5.4%	22.7
Cash and Other Assets	2.4

TOP TEN HOLDINGS

Company Name	% of Net Assets
Nestle SA	3.1
Allianz SE	2.3
Royal Dutch Shell, PLC, ADR	2.3
Euronet Worldwide, Inc.	2.3
adidas AG	2.1
Diageo, PLC, ADR	2.0
Safran SA	2.0
Iberdrola SA	1.9
Schneider Electric SE	1.9
Globant SA	1.9
Total	21.9

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$23.5
Number of Holdings:	78
Wtd. Avg. Market Cap (Billions):	$77.9
Median Market Cap (Billions):	$32.6
Turnover Rate:	27.4 %

INVESTMENT OBJECTIVE

Long-term growth.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 90% of its net assets in common stocks of companies domiciled outside the United States. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that it believes have earnings growth prospects that are greater than the average. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 29 years

Tasha M. Murdoff, 23 years

FUND DETAILS

Ticker:	SNGRX
CUSIP:	82980D-10-3
Inception Date:	11/1/91
Expense Ratio:	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI EAFE Index** (Europe Australasia, Far East) is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the U.S. and Canada. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit International Growth Fund is found on page 19.

Sit Developing Markets Growth Fund

As of June 30, 2019

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies domiciled in a developing market. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that appear to have strong earnings growth prospects. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE

Style

	Value	Blend	Growth
Large		■	
Mid			
Small			

Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
Roger J. Sit, 29 years
Raymond E. Sit, 26 years

FUND DETAILS

Ticker:	SDMGX
CUSIP:	82980D-40-0
Inception Date:	7/1/94
Expense Ratio:	1.40%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Developing Markets Growth	0.19	-4.43	11.02	1.58	4.30	4.06
MSCI Emerging Markets Index	-0.31	-1.37	8.14	0.08	3.32	3.20

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	24.5
Electronic Technology	14.5
Retail Trade	9.1
Technology Services	7.9
Consumer Services	7.7
Energy Minerals	5.2
Health Technology	4.9
Consumer Non-Durables	4.7
Sectors Less Than 4.0%	16.2
Cash and Other Net Assets	5.1

PORTFOLIO COUNTRY ALLOCATION (%)

China/Hong Kong	38.0
South Korea	10.8
India	7.4
South Africa	7.1
Taiwan	5.4
Chile	4.0
Israel	3.0
Indonesia	2.9
9 Countries Less Than 2.9%	16.3
Cash and Other Assets	5.1

TOP TEN HOLDINGS

Company Name	% of Net Assets
Tencent Holdings, Ltd.	5.1
Samsung Electronics Co., Ltd.	5.0
Alibaba Group Holding, Ltd., ADR	4.9
iShares MSCI India ETF	3.9
HDFC Bank, Ltd., ADR	3.5
TAL Education Group, ADR	3.5
Naspers, Ltd.	3.5
China Construction Bank Corp.	3.1
NICE Systems, Ltd., ADR	3.0
Taiwan Semiconductor Co.	2.9
Total	38.3

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$10.0
Number of Holdings:	47
Wtd. Avg. Market Cap (Billions):	$100.1
Median Market Cap (Billions):	$21.5
Turnover Rate:	10.3 %

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI Emerging Markets Index** (Europe Australasia, Far East) is an unmanaged, free float-adjusted market capitalization index that measures the equity market performance of emerging markets. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Developing Markets Growth Fund is found on page 19.

Sit U.S. Government Securities Fund

As of June 30, 2019

FUND PERFORMANCE (%)

	Annualized Returns						30-Day SEC Yield[1]
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	
U.S. Government Securities	**1.30**	**4.35**	**1.55**	**1.80**	**2.18**	**5.20**	**3.18**
Bloomberg Barclays Intermediate Government Index	2.34	6.15	1.34	1.94	2.38	5.39	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total returns and yield figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

PORTFOLIO SECTOR ALLOCATION (%)

CMO	58.9
FNMA Pass-Through	15.4
GNMA Pass-Through	12.5
FHLMC Pass-Through	6.8
Asset-Backed	2.0
U.S. Treasury/Federal Agy.	1.2
Cash & Other Net Assets	2.1

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$423.7
Average Maturity:	18.3 Years
Effective Duration:	2.8 Years

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing exclusively in U.S. government securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. In selecting securities for the Fund, the Adviser seeks securities providing high current income relative to yields currently available in the market. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's prepayment risk, yield, maturity, and liquidity.

INVESTMENT STYLE

Duration

Quality	Short	Interm	Long
High	■		
Mid			
Low			

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
Bryce A. Doty, CFA, 29 years
Mark H. Book, CFA, 32 years

FUND DETAILS

Ticker:	SNGVX
CUSIP:	829800-10-1
Inception Date:	6/2/87
Expense Ratio:	0.80%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays Intermediate Government Index** is a sub-index of the Bloomberg Barclays Government Bond Index covering issues with remaining maturities of between three and five years. The Bloomberg Barclays Government Bond Index is an Index that measures the performance of all public U.S. government obligations with remaining maturities of one year or more. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities. Mortgage-backed securities involve risk of loss due to prepayments and defaults.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit U.S. Government Securities Fund is found on the back page of this publication.

Sit Quality Income Fund

As of June 30, 2019

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing under normal market conditions at least 80% of its assets in debt securities issued by the U.S. government and its agencies, debt securities issued by corporations, mortgage and other asset-backed securities.

The Fund invests at least 50% of its assets in U.S. government debt securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. The balance of the Fund's assets will be invested in investment grade debt securities issued by corporations and municipalities, and mortgage and other asset backed securities. Investment grade debt securities are rated at the time of purchase within the top four rating categories by a Nationally Recognized Statistical Rating Organization or of comparable quality as determined by the Adviser. The Fund's dollar-weighted average portfolio quality is expected to be "A" or better.

INVESTMENT STYLE

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Bryce A. Doty, CFA, 29 years
  Mark H. Book, CFA, 32 years
  Christopher M. Rasmussen, CFA, 19 years

FUND DETAILS

Ticker:	SQIFX
CUSIP:	82979K-50-6
Inception Date:	12/31/12
Expense Ratio:	0.90%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns 1 Year	Annualized Returns 3 Year	Annualized Returns 5 Year	Since Inception	30-Day SEC Yield[1]
Quality Income	**0.72**	**2.67**	**1.41**	**0.91**	**0.88**	**2.10**
Bloomberg Barclays U.S. 1-3 Gov't/Credit Index	1.48	4.27	1.59	1.46	1.31	

3-month and since inception returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

PORTFOLIO SECTOR ALLOCATION (%)

U.S. Treasury/Federal Agency	40.6
Corporate Bonds	25.3
Asset-Backed (non-agency)	8.6
CMO (non-agency)	8.1
Mortgage Pass-Through (Agy.)	6.6
Taxable Municipal	6.5
Taxable Municipal (Agy-Backed)	2.1
Cash & Other Net Assets	2.2

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$82.1
Average Maturity:	8.7 Years
Effective Duration:	1.3 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays U.S. 1-3 Year Government/Credit Index** is an unmanaged index of Treasury or government agency securities and investment grade corporate debt securities with maturities of one to three years. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rates investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities. Mortgage- and asset-backed securities involve risk of loss due to prepayments and defaults.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Quality Income Fund is found on page 19.

Sit Tax-Free Income Fund

As of June 30, 2019

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Tax-Free Income	**1.95**	**4.84**	**2.90**	**4.48**	**5.85**	**5.21**
Bloomberg Barclays 5-Year Muni Index	1.66	5.24	1.96	2.30	3.22	4.94

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

YIELDS / DISTRIBUTION RATES (%)

		Tax-Equivalent 30-Day Yields	
30-Day SEC Yield	2.25	38.8% Tax Rate	3.68
		40.8% Tax Rate	3.80

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities. Tax-Equivalent Yields include the 3.8% net investment income tax for the top three brackets, and represent the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate.

PORTFOLIO SECTOR ALLOCATION (%)

Single Family Mortgage	25.7
Multi Family Mortgage	20.9
Other Revenue	9.9
Insured	7.1
Education/Student Loan	6.9
General Obligation	6.1
Hospital / Health Care	5.1
Investment Companies	3.8
Sectors Less Than 3.0%	8.4
Cash and Other Net Assets	6.1

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$266.8
Average Maturity:	18.3 Years
Duration to Estimated Avg. Life:	4.6 Years

INVESTMENT OBJECTIVE

High current income that is exempt from federal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from both federal regular income tax and federal alternative minimum tax. In selecting securities for the Fund, the Adviser seeks securities providing high tax-exempt income. The Adviser attempts to maintain an average effective duration for the portfolio of approximately 3 to 8 years.

INVESTMENT STYLE

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
 Paul J. Jungquist, CFA, 25 years
 Todd S. Emerson, CFA, 24 years
 Kevin P. O'Brien, CFA, 16 years

FUND DETAILS

Ticker:	SNTIX
CUSIP:	829799-10-5
Inception Date:	9/29/88
Expense Ratio:	0.80%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities. Income from tax-exempt funds may be subject to state and local taxes. Capital gains distributions, if any, will be subject to tax.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Tax-Free Income Fund is found on the last page of this publication.

Sit Minnesota Tax-Free Income Fund

As of June 30, 2019

INVESTMENT OBJECTIVE

The Fund seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from federal regular income tax and Minnesota regular personal income tax. In selecting securities for the Fund, the Adviser seeks securities providing high current tax-exempt income. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's structure, credit quality, yield, maturity, and liquidity.

INVESTMENT STYLE



INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Paul J. Jungquist, CFA, 25 years
  Todd S. Emerson, CFA, 24 years
  Kevin P. O'Brien, CFA, 16 years

FUND DETAILS

Ticker:	SMTFX
CUSIP:	82979K-10-0
Inception Date:	12/1/93
Expense Ratio:	0.80%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Minnesota Tax-Free Income	**1.98**	**5.28**	**2.41**	**3.61**	**5.14**	**4.70**
Bloomberg Barclays 5-Year Muni Bond Index	1.66	5.24	1.96	2.30	3.22	4.24

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

YIELDS / DISTRIBUTION RATES (%)

		Tax-Equivalent 30-Day Yields	
30-Day SEC Yield	2.21	44.83% Tax Rate	4.30
		46.63% Tax Rate	4.48

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities. Tax-Equivalent Yields represent the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate. The effective combined federal and Minnesota rates include the federal 3.8% net investment income tax for the top two tax brackets and a Minnesota tax rate of 9.85%.

PORTFOLIO SECTOR ALLOCATION (%)

Multi Family Mortgage	19.6
Single Family Mortgage	16.3
Hospital / Health Care	15.8
Education/Student Loan	13.5
General Obligation	8.4
Municipal Lease	5.1
Other Revenue	4.4
Utility	3.3
Sectors Less Than 3.0%	7.5
Cash and Other Net Assets	6.1

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$653.3
Average Maturity:	15.9 Years
Duration to Estimated Avg. Life:	4.8 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities. Income from tax-exempt funds may be subject to state and local taxes, and a portion of income may be subject to federal income tax including the alternative minimum tax (AMT). Income from tax-exempt funds may be subject to state and local taxes. Capital gains distributions, if any, will be subject to tax.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Minnesota Tax-Free Income Fund is found on page 19.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. The market value of securities held by the Fund may fall or fail to rise. More information on these risks considerations, as well as information on other risks to which the Fund is subject are included in each Fund's prospectus. Prospectuses may be obtained on the Sit Mutual Funds website at www.sitfunds.com or by calling 800-332-5580 to request a prospectus.

Principal investment risks of each Sit Mutual Fund:

Sit Balanced Fund: The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Developing Markets Growth Fund: Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. Risks are enhanced for emerging market issuers. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Dividend Growth Fund: Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit ESG Growth Fund: Stocks of companies with ESG practices may not experience the same capital appreciation as companies without ESG practices. Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Global Dividend Growth Fund: Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit International Growth Fund: Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Large Cap Growth Fund: The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Mid Cap Growth Fund: Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Minnesota Tax-Free Income Fund: Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. Tax, legislative, regulatory, demographic or political changes in Minnesota, as well as changes impacting Minnesota's financial, economic or other conditions may adversely impact the Fund. The Fund may be more adversely affected than other funds by future changes in federal or state income tax laws.
A relatively small number of Minnesota tax-exempt issuers may necessitate the fund investing a larger portion of its assets in a limited number of issuers than a more diversified fund, and the Fund may be more susceptible to any single economic, political or regulatory occurrence than a more diversified fund.
The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Sit Quality Income Fund: Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Sit Small Cap Dividend Growth: Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

(Principal investment risks of each Sit Mutual Fund are continued on next page.)

Sit Investment Associates
Sit Mutual Funds
80 S. Eighth Street, 3300 IDS Center
Minneapolis, MN 55402

In this issue,

The Case for Dividend Strategies • Investment Outlook and Strategy Summary • President Trump Signs Bill to Revamp IRS • Sit Mutual Funds Annual Shareholder Luncheon • Tax Preparation Security • Taxpayer Roadmap at the IRS

Principal investment risks of each Sit Mutual Fund (continued)

Sit Small Cap Growth Fund: Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Tax-Free Income Fund: Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. The Fund's municipal securities may be particularly affected by the political, demographic, legislative and economic conditions and developments in the issuing states and their political subdivisions, and the Fund may be more adversely affected than other funds by future changes in federal or state income tax laws. The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors.Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes.There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Sit U.S. Government Securities Fund: Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable

The Sit Mutual Funds Newsletter is published quarterly by Sit Investment Associates, 3300 IDS Center, 80 S. 8th Street, Minneapolis, MN 55402-2211. Opinions and statements of financial market trends that are based on current market conditions constitute our judgment and are subject to change without notice. We believe the information provided here is reliable but should not be assumed to be accurate or complete. The views and strategies described may not be suitable for all investors, and readers should not rely on this publication as their sole source of investment information.